Exhibit 99.1

News Release

CONTACT:	Sameer Gokhale (Investors)	FOR IMMEDIATE RELEASE
	(513) 534-2219	June 28, 2018
Larry Magnesen (Media)
(513) 534-8055

Fifth Third Announces 2018 CCAR Capital Plan

Acquisition-related resubmission does not delay capital distributions

Cincinnati – Fifth Third Bancorp (NASDAQ: FITB) announced today that the Board of Governors of the Federal Reserve System (“the Federal Reserve”) did not object to Fifth Third’s proposal for potential capital actions from July 1, 2018 through June 30, 2019 included in its capital plan submitted in April under the Comprehensive Capital Analysis and Review (“CCAR”) process.

“We are pleased that the Federal Reserve’s non-objection will enable us to return a significant amount of excess capital to our shareholders,” said Greg Carmichael, chairman, president and CEO of Fifth Third Bancorp. “The plan includes a substantial increase in capital returns, with a 33% increase in our quarterly common dividend and a 42% increase in share repurchases compared to last year’s capital plan. This capital plan is in line with our goal to maintain prudent capital levels while returning excess capital to our shareholders. Additionally, we are pleased that the Federal Reserve has again not objected to the use of after-tax capital generated by any sale of our Worldpay stake to repurchase Fifth Third common shares.”

“Given our pending acquisition of MB Financial, our regulators have informed us that we are required to resubmit our 2018 CCAR plan on a combined basis. However, we are permitted to execute our capital distributions consistent with this CCAR plan without having to wait for the Federal Reserve’s review of the resubmitted plan, including expected share repurchases associated with our most recent sale of 5 million shares of Worldpay which resulted in an after-tax gain of approximately $154 million.”

2018 CCAR Capital Plan

Fifth Third’s capital plan included the following capital actions related to common dividends and share repurchases for the period beginning July 1, 2018 and ending June 30, 2019:

•	The increase in the quarterly common stock dividend to $0.22 from $0.18 beginning 4Q 2018 and to $0.24 beginning 2Q 2019, a 33 percent increase over the current dividend rate

•	The repurchase of common shares in an amount up to $1.651 billion, or a 42 percent increase over the 2017 capital plan. Included in these repurchases are:

•	o $81 million in repurchases related to share issuances under employee benefit plans

•	o $53 million in repurchases related to previously-recognized Worldpay tax receivable agreement (“TRA”) transaction after-tax gains

•	The additional ability to repurchase common shares in the amount of any after-tax capital generated from the sale of Worldpay, Inc. (“Worldpay”) common stock

•	The additional ability to repurchase common shares in the amount of any after-tax cash income generated from the termination and settlement of gross cash flows from existing TRAs with Worldpay or potential future TRAs that may be generated from additional sales of Worldpay

The Federal Reserve’s non-objection applies only to those actions proposed in Fifth Third’s CCAR submission to be taken from July 1, 2018 through June 30, 2019. On May 21, 2018, Fifth Third announced an agreement to merge with MB Financial, Inc. Because of the recently announced transaction, the Federal Reserve will require Fifth Third to resubmit its CCAR plan recognizing the pro forma impact of the combined Fifth Third MB Financial post-merger entity. This resubmission process, including the timeline for re-approval of the CCAR submission, is subject to the Federal Reserve’s internal processes and the formal timeline for subsequent approval is not defined at this time. The CCAR resubmission, and any subsequent objection/non-objection, should not be taken as an indication of the likelihood of approval of the Bank Holding Company Application or the Bank Merger Act application, which are subject to approval by the Board of Governors of the Federal Reserve System. Any capital actions, including those contemplated in the above announced actions, are subject to evaluation of Fifth Third’s performance, the state of the economic environment, market conditions, regulatory factors, and other risks and uncertainties and approval by the Board of Directors at any given time. Fifth Third has no current information and makes no representations as to whether, when or in what amounts there may be a) future gains from the sale of Worldpay stock, b) future gains from the sale of any portion of the tax receivable agreement with Worldpay or c) other capital actions or distributions requiring future Board approval, future regulatory developments, or future requisite market conditions.

Fifth Third Bancorp is a diversified financial services company headquartered in Cincinnati, Ohio. As of March 31, 2018, the Company had $142 billion in assets and operates 1,153 full-service Banking Centers, and 2,459 Fifth Third branded ATMs in Ohio, Kentucky, Indiana, Michigan, Illinois, Florida, Tennessee, West Virginia, Georgia and North Carolina. In total, Fifth Third provides its customers with access to more than 54,000 fee-free ATMs across the United States. Fifth Third operates four main businesses: Commercial Banking, Branch Banking, Consumer Lending, and Wealth & Asset Management. Fifth Third is among the largest money managers in the Midwest and, as of March 31, 2018, had $363 billion in assets under care, of which it managed $37 billion for individuals, corporations and not-for-profit organizations through its Trust and Registered Investment Advisory businesses. Investor information and press releases can be viewed at www.53.com. Fifth Third’s common stock is traded on the NASDAQ® Global Select Market under the symbol “FITB.”

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, Fifth Third Bancorp has filed with the SEC a Registration Statement on Form S-4 that includes the Proxy Statement of MB Financial, Inc. and a Prospectus of Fifth Third Bancorp, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Fifth Third Bancorp and MB Financial, Inc., may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Fifth Third Bancorp at ir.53.com or from MB Financial, Inc. by accessing MB Financial, Inc.’s website at investor.mbfinancial.com.

Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Fifth Third Investor Relations at Fifth Third Investor Relations, MD 1090QC, 38 Fountain Square Plaza, Cincinnati, OH 45263, by calling (866) 670-0468, or by sending an e-mail to ir@53.com or to MB Financial, Attention: Corporate Secretary, at 6111 North River Road, Rosemont, Illinois 60018, by calling (847) 653-1992 or by sending an e-mail to dkoros@mbfinancial.com.

Fifth Third Bancorp and MB Financial, Inc. and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of MB Financial, Inc. in respect of the transaction described in the Proxy Statement/Prospectus. Information regarding Fifth Third Bancorp’s directors and executive officers is contained in Fifth Third Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 6, 2018, which are filed with the SEC. Information regarding MB Financial, Inc.’s directors and executive officers is contained in its Proxy Statement on Schedule 14A filed with the SEC on April 3, 2018. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Fifth Third Bancorp’s and MB Financial, Inc.’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in Fifth Third Bancorp’s and MB Financial, Inc.’s reports filed with or furnished to the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval of the merger by MB Financial, Inc.’s stockholders on the expected terms and schedule, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the businesses of MB Financial, Inc. or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of Fifth Third Bancorp’s products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

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